UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00



03053296

ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-36920



SEC MAIL
RECEIVED
PROCESSING
MAY 30 2003
155
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/02 (MM/DD/YY) **AND ENDING** 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Girard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6165 Greenwich Dr., Suite 150
(No. and Street)

San Diego, California 92122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Woltman (858) 622-2140
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Woltman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Securities, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



CONSTANCE L. ARIAS
Comm. # 1364038
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires July 6, 2006

Susan Woltman
Signature

Senior Vice President
Title

Constance L. A.
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GIRARD SECURITIES, INC.

Financial Statements
and
Independent Auditor's Report

Years Ended March 31, 2003 and 2002

GIRARD SECURITIES, INC.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Girard Securities, Inc.

We have audited the accompanying statements of financial condition of Girard Securities, Inc. as of March 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Securities, Inc. at March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

May 23, 2003
San Diego, California

GIRARD SECURITIES, INC.

Statements of Financial Condition
March 31, 2003 and 2002

ASSETS

	2003	*2002*
Cash	$ 460,060	$ 567,924
Securities owned		
Marketable	157,891	10,312
Non-marketable	55,300	55,300
Collateral for secured demand note	400,000	375,000
Commissions receivable	450,026	628,203
Other receivables	173,487	-
Office equipment, less accumulated depreciation of $24,796 and $3,896	86,965	55,609
Prepaid expenses and other	34,177	60,040
	$1,817,906	$1,752,388

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Due to clearing organization	$ 81,091	$ 113,567
Securities sold not yet purchased	23,373	-
Accounts payable and other accrued expenses	612,332	287,758
Liabilities subordinated to claims of general creditors	400,000	375,000
Total liabilities	1,116,796	776,325
Stockholder's equity		
Common stock, no par value; 10,000 shares authorized; 100 shares issued and outstanding	8,000	8,000
Additional paid-in capital	548,785	773,785
Retained earnings	144,325	194,278
Total stockholder's equity	701,110	976,063
	$1,817,906	$1,752,388

See notes to financial statements.

GIRARD SECURITIES, INC.

Statements of Income
Years Ended March 31, 2003 and 2002

	2003	*2002*
Revenues		
Commissions income	$7,418,065	$1,457,420
Trading income (loss)	476,663	(74,056)
Underwriting income	-	132,458
Investment income (loss)	156,163	22,680
Other	146,946	2,256
Total revenues	8,197,837	1,540,758
Expenses		
Commissions and clearing	6,670,032	987,728
General and administrative expenses	1,572,543	388,024
Interest expense	4,415	4,128
Total expenses	8,246,990	1,379,880
Income (loss) before income taxes	(49,153)	160,878
Income taxes	(800)	(63,921)
Net income (loss)	$ (49,953)	$ 96,957

See notes to financial statements.

GIRARD SECURITIES, INC.

Statements of Changes in Stockholder's Equity
Years Ended March 31, 2003 and 2002

	Common Stock	*Additional Paid-in Capital*	*Retained Earnings*
Balance, April 1, 2001	$ 8,000	$182,420	$ 97,321
Capital contributions			
Cash	-	400,000	-
Conversion of debt	-	191,365	-
Net income	-	-	96,957
Balance, March 31, 2002	8,000	773,785	194,278
Capital contributions	-	175,000	-
Capital distributions	-	(400,000)	-
Net loss	-	-	(49,953)
Balance, March 31, 2003	$ 8,000	$548,785	$144,325

Statements of Liabilities Subordinated to Claims of General Creditors
Years Ended March 31, 2003 and 2002

	2003	*2002*
Balance, beginning of year	$ 375,000	$375,000
Increases	400,000	-
Decreases	(375,000)	-
Balance, end of year	$ 400,000	$375,000

See notes to financial statements.

GIRARD SECURITIES, INC.

Statements of Cash Flows
Years Ended March 31, 2003 and 2002

	2003	*2002*
Cash flows from operating activities		
Net income (loss)	$ (49,953)	$ 96,957
Adjustments to reconcile net income (loss) to net cash from operating activities		
Depreciation	23,942	2,157
Changes in operating assets and liabilities		
Due to/from broker-dealers	(27,786)	(330,126)
Prepaid expenses and other	25,863	(47,420)
Accounts payable and other accrued expenses	324,574	128,726
Net cash from operating activities	296,640	(149,706)
Cash flows from investing activities		
Capital expenditures	(55,298)	(56,462)
Securities owned	(172,579)	108,628
Securities sold not yet purchased	23,373	(95,000)
Net cash from investing activities	(204,504)	(42,834)
Cash flows from financing activities		
Repayment of secured demand note	(375,000)	-
Issuance of secured demand note	400,000	-
Capital contribution	175,000	400,000
Capital distribution	(400,000)	-
Net cash from financing activities	(200,000)	400,000
Net increase (decrease) in cash	(107,864)	207,460
Cash, beginning of year	567,924	360,464
Cash, end of year	$ 460,060	$ 567,924
Supplemental disclosure of cash flow information:		
Income taxes paid	$ 800	$ 6,921
Interest paid	$ 4,415	$ 4,128
Supplemental disclosure on non-cash investing and financing activities:		
Conversion of debt to additional paid in capital	$ -	$ 191,365

See notes to financial statements.

GIRARD SECURITIES, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Girard Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis.

Securities Owned. Marketable securities are stated at market value, based on quoted market prices. Non-marketable securities are stated at cost.

Collateral for Secured Demand Note. The collateral for the secured demand note consists of securities held by the Company's clearing organization. The collateral is carried in the accompanying financial statements at the lower of the face value of the secured demand note or the fair market value of the related securities less appropriate haircuts.

Office Equipment. Office equipment is stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5-7 years).

Income Taxes. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

The Company maintains individually significant receivable balances with financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. Management performs ongoing credit evaluations of these financial institutions. No allowance for doubtful accounts was considered necessary at March 31, 2003 and 2002.

Financial Instruments. The carrying values reflected in the statements of financial condition at March 31, 2003 and 2002 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate.

GIRARD SECURITIES, INC.

Notes to Financial Statements

2. SECURED DEMAND NOTE PAYABLE

At March 31, 2003, the Company has a secured demand note payable of $400,000 which bears interest at 3% per annum, matures on May 31, 2004, and is subordinated to the claims of general creditors. The note is collateralized by debt securities which had a fair market value of $522,384 at March 31, 2003.

At March 31, 2002, the Company had a secured demand note payable of $375,000 which was non-interest bearing, matured on April 30, 2002, and was subordinated to the claims of general creditors. The note was collateralized by debt securities which had a fair market value of $428,704 at March 31, 2002.

3. INCOME TAXES

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2003	*2002*
"Expected" federal income tax (expense) benefit	$ 16,712	$(54,699)
State income tax	(800)	(9,222)
Change in valuation allowance	(16,712)	-
Income tax expense	$ (800)	$(63,921)

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at March 31, 2003 was 0.99 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2003, the Company had net capital of $698,812 which was $598,812 in excess of the amount required by the SEC.

6. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of rule 15c3-3 (per paragraph K(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

GIRARD SECURITIES, INC.

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

March 31, 2003

	FOCUS X-17A-5 Part IIA
Total stockholder's equity	$ 701,110
Liabilities subordinated to claims of general creditors allowable in computation of net capital	400,000
Total capital and allowable subordinated liabilities	1,101,110
Less non-allowable assets	
Commissions receivable	26,186
Other receivables	173,487
Securities owned - Non-marketable	55,300
Prepaid expenses and other	34,177
Office equipment	86,965
Net capital before haircuts on security positions	724,995
Less haircuts on security positions	
Debt securities	26,183
Net capital	$ 698,812
Total aggregate indebtedness (excluding subordinated demand note and securities sold not yet purchased)	$ 693,423
Ratio of aggregate indebtedness to net capital	0.99
Minimum net capital required	$100,000

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of March 31, 2003.

GIRARD SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

March 31, 2003

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of March 31, 2003; and a reconciliation to that calculation is not included herein.

GIRARD SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

March 31, 2003

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Girard Securities, Inc.

In planning and performing our audit of the financial statements of Girard Securities, Inc. (the "Company") for the year ended March 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2003 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2003.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

May 23, 2003
San Diego, California